U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Johnson                         Paul                   R.
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   (Last)                           (First)             (Middle)

                              1533 S.E. 9th Street
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                                    (Street)

      Deerfield Beach                 FL                  33441
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                        etravelserve.com, Inc. / TSER.OB

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


                                     10/00
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                     President and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.

                                                                               Amt. Of Issuer's           Ownership     Nature of
                                               Securities Acquired (A) or      Securities Benefically     Form          Indirect
                   Transaction  Transaction    Disposed of (D)                 Owned At End               Direct (D) or Beneficial
Title of Security    Date         Code         Amount      (A) or (D)   Price  Of Issuer's Fiscal Year    Indirect (I)  Ownership
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Common Stock         7/12/00     J4(1)            15,000,000       D                                   Indirect (I)
                                                                                                       By Allied Capital Corp.

Common Stock         9/29/00     J4(2)               500,000       D                                   Indirect (I)
                                                                                                       By Allied Capital Corp.

Common Stock         10/5/00     J4(3)             2,580,645       D                                   Indirect (I)
                                                                                                       By Link Express Delivery
                                                                                                           Solutions (3)
                                                                                          24,315,477

(1) Shares cancelled without consideration and returned to treasury pursuant to Stock Purchase and Cancellation Agreement dated
    7/12/00.
(2) Shares issued to issuer's outside counsel, in lieu of cash, in satisfaction of legal fees.
(3) Reporting person is the sole officer and director of Link Express Delivery Solutions, Inc., a Delaware corporation.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:


/s/ Paul R. Johnson                                       11/16/00
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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